Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

December 6, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Wellgistics Health, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed November 4, 2024 File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Wellgistics Health, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated November 13, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on November 4, 2024. The Company is concurrently submitting a fifth amendment to the Registration Statement (“Amendment No. 5”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 5.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 4 to Registration Statement on Form S-1

Selected Financial Data, page 46

1.	Please revise to identify the information contained in each of the two sets of tables.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 46 of Amendment No. 5 to articulate more clearly the information set forth in the tables.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

December 6, 2024

Pro Forma Combined Financial Information, page 49

2.

Please revise footnote (a) to detail each of the various effects of the acquisition of Wellgistics LLC on your pro forma balance sheet. Specifically explain each adjustment and describe to which component of the transaction consideration each pertains.

Separately, please tell us your planned initial recognition for each component of the consideration payable under the acquisition agreement and your planned subsequent recognition of the conversion of the $15 million in total “earn- out” shares into 14,997,503 shares of restricted Wellgistics Health common stock. In addition:

● please clarify in your disclosure here and elsewhere whether the $10 million component labeled on page 90 as “earn-out” consideration was contingent and, if not, why it is referred to as “earn-out”;

● if the $10 million component labeled as “earn-out” consideration is not contingent, please explain why the restricted shares into which it was converted in November 2024 vest over a period of time; and

● tell us your consideration of accounting for the awards as compensation cost in the post-combination financial statements in accordance with guidance in FASB ASC 718.

Response: In response the Staff’s comment, the Company respectfully advises the Staff that the unaudited pro forma balance sheet of the Company as of September 30, 2024, which gives effect to the Company’s acquisition of Wellgistics, LLC and Wood Sage, LLC, is included within the unaudited historical financial statements set forth at the end of the prospectus. The Company has also revised the disclosure on page 50 to describe the components of consideration associated with the Company’s acquisition of Wellgistics, LLC and to set forth the preliminary allocation of the associated purchase price. The Company has included an explanatory note that it is evaluating the initial recognition of the acquisition of Wellgistics, LLC in accordance with ASC 805 as well as evaluating ASC 718, specifically ASC 718-10-55, in conjunction with ASC 805-30-55, to evaluate whether there are any post-combination compensation costs to be considered with regards to the restricted common stock issued as part of the business combination. Furthermore, the Company has also revised its disclosure throughout Amendment No. 5 to clarify that the $10 million component of the consideration payable in connection with the acquisition of Wellgistics, LLC is a non-contingent bonus payment that is subject to a vesting schedule. Prior to the conversion, these payments were to be made over the same three-year period. The only change, then, to the $10 million in the November 2024 amendment was the conversion of those payments from cash into equity in the form of restricted stock.

Management, page 81

3.	We note that the tabular disclosure listing your directors and executive officers no longer includes Chuck Wilson, Dr. Shafaat Pirani and Brian Norton. However, your disclosure throughout the filing indicates that these individuals are still directors or executive officers of the company. Please revise the table to include them or otherwise clarify their roles, if any, with the company.

Response: In response the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 5 to clarify that Chuck Wilson and Brian Norton are not executive officers under SEC Rule 240.3b-7, 17 C.F.R. § 240.3b-7. The Company also revised the tabular disclosure such that it includes Dr. Shafaat Pirani.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 5. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Wellgistics Health, Inc.